May 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Berto Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-295343

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Needham & Company, LLC, as representative of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on May 14, 2026 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

NEEDHAM & COMPANY, LLC

By:	/s/ William Cass
Name:	William Cass
Title:	Managing Director